SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

———————

SCHEDULE 13G

———————

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

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Alfacell Corp.

(Name of Issuer)

———————

Common Stock, $.001 par value per share

(Title of Class of Securities)

015404106

(CUSIP Number)

December 31, 2008

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

X	Rule 13d-1(b) [with respect to KOM Capital Management, LLC]

X	Rule 13d-1(c) [with respect to all joint filers herein other than KOM Capital Management, LLC]

Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 015404106	13G	Page 2 of 13 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Knoll Capital Management, LP
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)
(b)		X
Joint Filer
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,670,520
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,670,520
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,670,520
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.59%
12		TYPE OF REPORTING PERSON* PN

CUSIP No. 015404106	13G	Page 3 of 13 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Fred Knoll
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)
(b)		X
Joint Filer
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,670,520
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,670,520
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,670,520
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.59%
12		TYPE OF REPORTING PERSON* IN

CUSIP No. 015404106	13G	Page 4 of 13 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Europa International, Inc.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)
(b)		X
Joint Filer
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,410,271
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,410,271
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,410,271
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.09%
12		TYPE OF REPORTING PERSON* CO

CUSIP No. 015404106	13G	Page 5 of 13 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Knoll Special Opportunities Fund II Master Fund Ltd.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)
(b)		X
Joint Filer
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,260,249
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,260,249
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,260,249
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.7%
12		TYPE OF REPORTING PERSON* CO

CUSIP No. 015404106	13G	Page 6 of 13 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) KOM Capital Management, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)
(b)		X
Joint Filer
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,260,249
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,260,249
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,260,249
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.7%
12		TYPE OF REPORTING PERSON* OO

CUSIP No. 015404106	13G	Page 7 of 13 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Patrick O’Neill
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)
(b)		X
Joint Filer
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,260,249
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,260,249
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,260,249
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.7%
12		TYPE OF REPORTING PERSON* IN

CUSIP No. 015404106	13G	Page 8 of 13 Pages

Item 1(a.)

Name of Issuer

Alfacell Corporation (the “Issuer”)

Item 1(b).

Address of Issuer’s Principal Executive Offices

300 Atrium Drive

Somerset, New Jersey  08873

Item 2(a).

Name of Persons Filing:

Knoll Capital Management LP (“KCMLP”)

Fred Knoll (“Knoll”)

Europa International, Inc. (“Europa”)

Knoll Special Opportunities Fund II Master Fund Ltd. (the “Knoll Fund”)

KOM Capital Management, LLC (“KOM”)

Patrick O’Neill (“O’Neill”)

(together, the “Filing Persons”)

Item 2(b).

Address of Principal Business Office or, if none, Residence

The principal business address for each of KCMLP, Knoll, Europa, the Knoll Fund, KOM and O’Neill is 666 Fifth Avenue, Suite 3702, New York, New York 10103.

Item 2(c).

Citizenship

KCMLP is a limited partnership formed and existing under the laws of the State of Delaware.

Knoll is a citizen of the United States.

Europa is a company organized under the laws of the British Virgin Islands.

The Knoll Fund is a company organized under the laws of the Cayman Islands.

KOM is a limited liability company organized under the laws of the State of Delaware.

O’Neill is a citizen of the United States.

Item 2(d).

Title of Class of Securities

This statement on Schedule 13G is being filed with respect to Common Stock, $0.001 par value per share (the “Common Stock”) of the Issuer.

Item 2(e).

CUSIP Number

015404106

CUSIP No. 015404106	13G	Page 9 of 13 Pages

Item 3.

If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:     Not applicable.

(a)		Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)		Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)		Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)		Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)	X1	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)		An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)		A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)		A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)		A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)		A non-U.S. institution, in accordance with §240.13d-1(b)(1)(ii)(J);

(k)		Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: ___________________________.

Item 4.

Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)

Amount beneficially owned:

As of the date of this filing:

Each of KCMLP and Knoll beneficially own 5,670,520 shares of the Issuer’s Common Stock, consisting of (i) 2,603,485 shares of the Issuer’s Common Stock owned directly by Europa; (ii) immediately exercisable warrants owned by Europa to purchase an aggregate of 806,786 shares of the Issuer’s Common Stock; (iii) 1,453,463 shares of the Issuer’s Common Stock owned directly by the Knoll Fund; and (iv) immediately exercisable warrants owned by the Knoll Fund to purchase an aggregate of 806,786 shares of the Issuer’s Common Stock. KCMLP is the investment manager of Europa and a manager of KOM, the investment manager of the Knoll Fund. Knoll is the President of KCMLP.

Europa directly owns 3,410,271 shares of the Issuer’s Common Stock consisting of (i) 2,603,485 shares of the Issuer’s Common Stock; and (ii) immediately exercisable warrants to purchase an aggregate of 806,786 shares of the Issuer’s Common Stock.

The Knoll Fund directly owns 2,260,249 shares of the Issuer’s Common Stock consisting of (i) 1,453,463 shares of the Issuer’s Common Stock; and (ii) immediately exercisable warrants to purchase of an aggregate of 806,786 shares of the Issuer’s Common Stock.

———————

1.

Only with respect to KOM Capital Management, LLC.

CUSIP No. 015404106	13G	Page 10 of 13 Pages

KOM, as the Investment Manager of the Knoll Fund and O’Neill, as a member of KOM, each beneficially own the 2,260,249 shares of the Issuer’s Common Stock owned directly by the Knoll Fund.

(b)

Percent of class:

Percent of class: As of the date of this filing (taking into consideration that 47,313,880 shares of the Issuer’s Common Stock are issued and outstanding as reported in the Issuer’s Form 10-Q for the quarter ended October 31, 2008 as filed with the Securities and Exchange Commission on December 10, 2008):

The 5,670,520 shares of the Issuer’s Common Stock beneficially owned by each of KCMLP and Knoll constitute 11.59% of the shares outstanding.

The 3,410,271 shares of the Issuer’s Common Stock beneficially owned by Europa constitute 7.09% of the shares outstanding.

The 2,260,249 shares of the Issuer’s Common Stock beneficially owned by each of the Knoll Fund, KOM and O’Neill constitute 4.7% of the shares outstanding.

(c)

Number of shares as to which the person has:

(i)

Sole power to vote or to direct the vote: 0

(ii)

Shared power to vote or to direct the vote:

KCMLP, Knoll and Europa share the power to vote or direct the vote of those shares of Common Stock owned by Europa.

KOM, O’Neill, Knoll, KCMLP and the Knoll Fund share the power to vote or direct the vote of those shares of Common Stock owned by the Knoll Fund.

(iii)

Sole power to dispose or to direct the disposition of: 0

(iv)

Shared power to dispose or to direct the disposition of:

KCMLP, Knoll and Europa share the power to vote or direct the vote of those shares of Common Stock owned by Europa.

KOM, O’Neill, Knoll, KCMLP and the Knoll Fund share the power to vote or direct the vote of those shares of Common Stock owned by the Knoll Fund.

Instruction.  For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.

Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  [X].

Each of the Knoll Fund, KOM and O’Neill have ceased to be the beneficial owner of more than five percent of the securities being reported herein.

Item 6.

Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

CUSIP No. 015404106	13G	Page 11 of 13 Pages

Item 8.

Identification and Classification of Members of the Group.

Not applicable.

Item 9.

Notice of Dissolution of Group.

Not applicable.

Item 10.

Certification

(a)

The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(b)

The following certification shall be included if the statement is filed pursuant to Rule 13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 015404106	13G	Page 12 of 13 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2009	KNOLL CAPITAL MANAGEMENT, LP

	By:	/s/ FRED KNOLL
	Name:	Fred Knoll
	Title:	President

Date: February 10, 2009	EUROPA INTERNATIONAL, INC.
By: Knoll Capital Management, LP
Investment Manager

	By:	/s/ FRED KNOLL
	Name:	Fred Knoll
	Title:	President

Date: February 10, 2009	/s/ FRED KNOLL
Fred Knoll

Date: February 10, 2009	KNOLL SPECIAL OPPORTUNITIES FUND II MASTER FUND, LTD.
By: KOM Capital Management LLC
Investment manager

	By:	/s/PATRICK O’NEILL
	Name:	Patrick O’Neill
	Title:	Chief Operating Officer

Date: February 10, 2009	KOM Capital Management LLC

	By:	/s/PATRICK O’NEILL
	Name:	Patrick O’Neill
	Title:	Chief Operating Officer

Date: February 10, 2009	/s/PATRICK O’NEILL
Patrick O’Neill

Note.  Schedules  filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties for whom copies are to be sent.

Attention.  Intentional  misstatements  or omissions of fact constitute  federal criminal violations (see 18 U.S.C. 1001).

CUSIP No. 015404106	13G	Page 13 of 13 Pages

JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements.  The undersigned acknowledge that each shall be responsible for the timely fling of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows or has reason to believe that such information is inaccurate.

Date: February 10, 2009	KNOLL CAPITAL MANAGEMENT, LP

	By:	/s/ FRED KNOLL
	Name:	Fred Knoll
	Title:	President

Date: February 10, 2009	EUROPA INTERNATIONAL, INC.
By: Knoll Capital Management, LP
Investment Manager

	By:	/s/ FRED KNOLL
	Name:	Fred Knoll
	Title:	President

Date: February 10, 2009	/s/ FRED KNOLL
Fred Knoll

Date: February 10, 2009	KNOLL SPECIAL OPPORTUNITIES FUND II MASTER FUND, LTD.
By: KOM Capital Management LLC
Investment manager

	By:	/s/PATRICK O’NEILL
	Name:	Patrick O’Neill
	Title:	Chief Operating Officer

Date: February 10, 2009	KOM Capital Management LLC

	By:	/s/PATRICK O’NEILL
	Name:	Patrick O’Neill
	Title:	Chief Operating Officer

Date: February 10, 2009	/s/PATRICK O’NEILL
Patrick O’Neill